

March 23, 2011

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

>   **Re: Vail Resorts, Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2010**
>   **Filed September 23, 2010**
>   **Form 10-Q for Fiscal Quarter Ended January 31, 2011**
>   **Filed March 10, 2011**
>   **File No. 001-09614**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2010

Item 1A. Risk Factors

1.   We note the statement that "[t]he risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially affect our business, financial condition and results of operations." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

Form 10-Q for Fiscal Quarter Ended January 31, 2011

Item 1. Financial Statements – Unaudited

Notes to Consolidated Condensed Financial Statements

Note 5. Acquisition, page F-10

2.   Please refer to your preliminary allocation of the purchase price of "Northstar-at-Tahoe" to the estimated fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Please tell us whether you expect additional purchase price to be allocated to identifiable intangible assets, which are currently estimated to have a fair value of $1.2 million, or two percent of the total purchase price.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends, Risks and Uncertainties, page 2

3.   We note that you expect that it will take multiple years to sell the total of 104 units that are available for sale at The Ritz-Carlton Residences, Vail, One Ski Hill Place in Breckenridge, and Crystal Peak Lodge at Breckenridge. Therefore, please tell us and expand your disclosure, where appropriate, to discuss:

- the method you plan to use to determine the fair value of these properties for purposes of assessing their carrying values for potential impairment;
- the effect of defaults on cost recognition (including timing) and expected margins – particularly, in instances in which specific identification of costs cannot be reasonably determined;
- whether current economic conditions, as well as your current inventory of available units, has resulted in a reduction to margins recognized on current sales – that is, in anticipation of potential price reductions that may be required to sell your remaining units.

Please also address how your policy of allocating costs based upon relative sales values has been applied under the current market conditions.

Significant Uses of Cash, page 14

4.   You state that you do not expect to make any significant income tax payments through the year ending July 31, 2011 due to accelerated tax deductions, subject to a settlement of your dispute with the IRS over the utilization of NOLs. However, we also note that you reported a current income tax payable balance of approximately $23 million as of January 31, 2011, which decreased from approximately $32 million at October 31, 2010. In this regard, please explain how your disclosure is consistent with the income tax payable amount reported on your balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief